

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2024

Alejandro Moragues
Chief Financial Officer
Turbo Energy, S.A.
Street Isabel la Católica, 8, Door 51
Valencia, Spain 46004

> **Re: Turbo Energy, S.A.**
> **Form 20-F for the Year Ended December 31, 2023**
> **File No. 001-41813**

Dear Alejandro Moragues:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing